Mail Stop 4561

August 19, 2009

Yuan Kun Deng, President
Multiplayer Online Dragon, Inc.
C/O Business Filings Inc.
6100 Neil Road, Suite 500
Reno, NV 89511

> **Re: Multiplayer Online Dragon, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 4, 2009**
> **File No. 333-159896**

Dear Mr. Deng:

    We have reviewed the above-captioned filing and your response letter, and have the following comments. Where prior comments are referenced, they refer to our letter dated July 8, 2009.

General

1.   Please include updated interim financial statements with your next amendment. See Rule 8-08 of Regulation S-X.

2.   We note your response to prior comment 1. As previously requested, please revise the beneficial ownership table on page 31 to provide disclosure regarding the effect of the completion of the sale of the minimum offering amount.

Risk Factors, page 7

"We do not own any patents, trademarks or copyrights covering our product…," page 8

3.   We note your response to prior comment 6. As previously requested, please revise this risk factor to clearly state that you currently have no operations or product. Also, please clarify whether you have applied for a patent or are merely considering submitting a patent application for the search engine design. In this regard, the status of the development of the search engine is unclear. Please revise to clarify whether you have completed the design of the search engine and describe the steps necessary, and the expected timeline, for developing a market-ready product.

Business, page 22

Government Regulation, page 24

4.   Your response to prior comment 13 notwithstanding, it remains unclear why you
        have two separate sections titled Government Regulation on page 24 and page 27.
        It is also unclear why neither section addresses the uncertain legal environment in
        China discussed in a risk factor on page 10. Please revise or advise.

Convenient Search Experience, page 25

5.   We note that you have deleted the statistical information in response to prior
        comment 14 without providing support for the assertions you have made. Please
        provide support for the claims in this section, or revise to state that they are your
        opinion.

                             *   *   *   *   *

        As appropriate, please amend your filings in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as
those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

        If you have any questions, please contact Evan S. Jacobson, Staff Attorney, at
(202) 551-3428, or in his absence, the undersigned at (202) 551-3457. If you thereafter
require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202)
551-3735.

                                                        Sincerely,

                                                        Maryse Mills-Apenteng
                                                        Special Counsel

cc: Via Facsimile (509) 747-1770
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.